Exhibit 99.1

Nano Dimension Announces Chief Financial Officer Transition

Waltham, Massachusetts, October 21, 2025 -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension,” “Nano,” or the “Company”), a leader in digital manufacturing solutions, today announced that Assaf Zipori, Chief Financial Officer, will be transitioning from his role, effective November 1, 2025.

Following a comprehensive process, the Company’s Board of Directors has appointed John Brenton, the Company’s current Vice President of Global Finance and Corporate Controller, to succeed Mr. Zipori as Chief Financial Officer, also effective November 1, 2025. Mr. Zipori will work closely with Mr. Brenton through his effective date to ensure a seamless transition.

Mr. Brenton brings more than 30 years of experience leading finance, accounting and corporate control functions, with a strong track record in public company reporting, operational excellence and building financial frameworks that drive transparency, governance and shareholder value. He had been with Markforged for approximately five years, joining Nano Dimension following its acquisition of Markforged, where he held senior finance leadership positions.

“On behalf of the Board and the Company, I want to thank Assaf for his leadership and many contributions to the Company,” said David Stehlin, CEO of Nano Dimension. “We are pleased to welcome John to the CFO role. His deep knowledge of the Company’s finance and controllership functions will ensure a smooth transition and continued operational rigor. I’m confident that, together with John and our global team, we will continue executing on our strategy to unlock the full potential of our business, advancing our technologies, strengthening customer relationships and driving the next phase of Nano’s growth while maximizing value for our shareholders.”

“It has been a privilege to serve as CFO of Nano Dimension,” said Mr. Zipori. “I’ve truly enjoyed working alongside talented and dedicated colleagues across global teams, and I’m grateful for their support and partnership over the years. I have full confidence in Dave, John and the entire team as they continue to drive the Company’s success.”

“I am excited to step into the CFO role at such an important time for Nano Dimension,” said Mr. Brenton. “Having worked closely with our global team, I have great confidence in our people, our strategy and our technology. I look forward to partnering with Dave and our global team to strengthen our financial performance and maximize value for our shareholders.”

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Contacts:

Investors: Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media: Samuel Manning

Principal Manager, External Communications

press@nano-di.com